June 22, 2021

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jane Park Jeffrey Gabor Kristin Lochhead Daniel Gordon

Re:	Graphite Bio, Inc.

Registration Statement on Form S-1 (File No. 333-256838)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 22, 2021 and the date hereof, approximately 1,460 copies of the Preliminary Prospectus dated June 22, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, June 24, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

BOFA SECURITIES, INC.

COWEN AND COMPANY, LLC

SVB LEERINK LLC

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

By:	SVB Leerink LLC

By:	/s/ Stuart Nayman
Name: Stuart Nayman
Title: Managing Director, Senior Legal Counsel

[Graphite Bio – Underwriter Acceleration Request Signature Page]